

December 21, 2011

Via E-mail
Edward Rubin
Chief Executive Officer
Rodman & Renshaw Capital Group, Inc.
1251 Avenue of the America
New York, NY 10020

> **Re: Rodman & Renshaw Capital Group, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form S-3**
> **Response dated December 14, 2011**
> **File No. 333-177945**

Dear Mr. Rubin:

We have limited our review of your registration statement and your supplemental response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3, filed on November 14, 2011
General

1.   We note your response to comment five. Our initial comment requested disclosure about the presence or absence of short selling by the selling shareholders. To the extent that any of your selling shareholders have an existing short position, please also disclose:

- The date on which the selling shareholder entered into the short position; and
- The selling shareholders entered into the short selling agreement after the public announcement of the Securities Purchase Agreement.

Your statement that the information is confidential and proprietary information is not sufficient.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director